UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. ________)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Cellcom Israel Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M2196U-10-9

(CUSIP Number)

January 20, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2196U-10-9

1.	NAMES OF REPORTING PERSONS Meitav Dash Investments LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,952,644 Ordinary Shares *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,952,644 Ordinary Shares *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,952,644 Ordinary Shares *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.924%
12.	TYPE OF REPORTING PERSON (see instructions) CO

*See Item 4.
** Based on  100,584,490  ordinary shares issued and outstanding as of  January 20, 2015 (accordingly to publicly available information provided by the issuer).

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Item 1.

(a)	Name of Issuer Cellcom Israel Ltd. (hereinafter referred to as the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices 10 Hagavish Street, Netanya 42140, Israel

Item 2.

(a)-(c)
Name of Person Filing, address and citizenship:

The foregoing entity is referred to as the “Reporting Person” in this Statement:

Meitav DS Investments LTD, 30 derekh sheshet ha-yamim, Bene-Beraq, israel

(d)	Title of Class of Securities: Ordinary Shares, NIS 1.00 par value per share (the “Ordinary Shares”)

(e)	CUSIP Number: M2196U-10-9

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

Of the 4,952,644 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person and held for members of the public through, among others, provident funds, mutual funds, pension funds and portfolio management, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 2,581,688 Ordinary Shares are held by Provident funds; 303,269 Ordinary Shares are held by Mutual funds, 64,960 Ordinary Shares are held by portfolio management and 2,002,727 Ordinary Shares are held by ETF's of Meitav DS Investments LTD.

Item 5.   Ownership of Five Percent or Less of a Class.

If  this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2015

Meitav Dash Investments LTD.

BY: Ilan Raviv
authorized signature of Meitav Dash Investments LTD.

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